UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CoLucid Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

ProCar Acquisition Corporation

(Offeror)

a wholly-owned subsidiary of

Eli Lilly and Company

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.001 per share

(Title of Class of Securities)

19716T101

(CUSIP Number of Class of Securities)

Michael J. Harrington, Esq.

General Counsel

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Raymond O. Gietz, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$971,384,209.50	$112,583.43

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of CoLucid Pharmaceuticals, Inc. (“CoLucid”), at a purchase price of $46.50 per share, net to the seller in cash, without interest and subject to any required tax withholding. Such shares consist of, as of 5:00 p.m., New York City time, on January 30, 2017 (the most recent practicable date): (i) 19,284,290 shares of common stock of CoLucid that were issued and outstanding; (ii) 1,340,206 shares of common stock of CoLucid potentially issuable upon exercise of outstanding exercisable in-the-money stock options; (iii) 263,147 shares of common stock of CoLucid issuable upon the settlement of outstanding restricted stock units; and (iv) 2,340 shares of common stock of CoLucid estimated to be subject to outstanding purchase rights under CoLucid’s 2015 Employee Stock Purchase Plan.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $112,583.43	Filing Party: ProCar Acquisition Corporation and Eli Lilly and Company
Form or Registration No.: Schedule TO	Date Filed: January 31, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on January 31, 2017 by ProCar Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CoLucid Pharmaceuticals, Inc., a Delaware corporation (“CoLucid”), at a purchase price of $46.50 per Share, net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

Amending Section 15 — “Conditions of the Offer” of the Offer to Purchase by replacing all references to the phrase “the Acceptance Time” in such Section with “one minute after 11:59 p.m., New York City time, on the Expiration Date”.

Adding a new paragraph at the end of Section 15 — “Conditions of the Offer” of the Offer to Purchase to read as follows:

“The Antitrust Condition has been satisfied by the expiration of the HSR Act waiting period, effective February 13, 2017 at 11:59 p.m., New York City time.”

Amending and supplementing the second paragraph in Section 16 — “Certain Legal Matters; Regulatory Approvals—Antitrust Compliance” on page 40 of the Offer to Purchase to add at the end of such paragraph the following:

“The waiting period applicable to the Offer under the HSR Act expired effective February 13, 2017 at 11:59 p.m., New York City time.”

Adding a new heading and paragraph at the end of Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase to read as follows:

“Certain Litigation

On February 3, 2017, a putative class action lawsuit (captioned Parshall v. CoLucid Pharmaceuticals, Inc. et al., Case No. 17 cv-10197) (the “Action”) was filed in the United States District Court for the District of Massachusetts against CoLucid, individual members of the CoLucid Board, Purchaser and Lilly, alleging violations of Sections 14(d) and 14(e) of the Exchange Act, Rule 14d 9(d) promulgated under Section 14(d) of the Exchange Act, and Section 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint filed in the Action alleges that the Schedule 14D-9 omits material information, rendering the information disclosed false and misleading. Plaintiff seeks, among other things, orders (i) enjoining the defendants from proceeding with, consummating, or closing the Offer and the Merger, (ii) rescinding the Offer and the Merger if they are consummated or, alternatively, awarding unspecified rescissory damages, (iii) directing the individual members of the CoLucid Board to file an amended Schedule 14D-9, and (iv) awarding plaintiff’s costs, including attorneys’ fees. Lilly and Purchaser believe that the Action is without merit, and intend to vigorously defend against all claims asserted; however, its ultimate outcome cannot presently be determined.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

ProCar Acquisition Corporation

By:	/s/ Darren J. Carroll
Name:	Darren J. Carroll
Title:	President

Eli Lilly and Company

By:	/s/ Derica W. Rice
Name:	Derica W. Rice
Title:	Executive Vice President and CFO

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 31, 2017.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated January 31, 2017.*

(a)(5)(A)	Joint Press Release issued by Lilly and CoLucid on January 18, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Lilly on January 18, 2017).*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 17, 2017, among Eli Lilly and Company, ProCar Acquisition Corporation and CoLucid Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CoLucid on January 18, 2017).*

(d)(2)	Form of Tender and Support Agreement by and among Eli Lilly and Company, ProCar Acquisition Corporation and certain stockholders of CoLucid (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CoLucid on January 18, 2017).*

(d)(3)	Confidentiality Agreement between CoLucid and Lilly dated as of September 19, 2016.*

(d)(4)	Amended and Restated Development and License Agreement between CoLucid Pharmaceuticals, Inc. and Eli Lilly and Company, dated February 10, 2015 (incorporated by reference to Exhibit 10.10 to Amendment No. 3 to CoLucid’s Registration Statement on Form S-1 filed on April 23, 2015 (file no. 333-203100)).*

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously.